

February 8, 2022

John Gellert
President and Chief Executive Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane, Suite 500
Houston, TX 77079

> **Re: SEACOR Marine Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed February 1, 2022**
> **File No. 333-262447**

Dear Mr. Gellert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brett Nadritch